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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Global Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Boulevard, 4th floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine LeServe 312-795-7978
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Leslie Rosenthal, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rosenthal Global Securities, L.L.C., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Leslie Rosenthal
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Global Securities, L.L.C.
Table of Contents
December 31, 2003

Rosenthal Global Securities, L.L.C.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Rosenthal Global Securities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Global Securities, L.L.C. as of December 31, 2003, and the related statements of income, changes in member equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Global Securities, L.L.C. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 25, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392

Rosenthal Global Securities, L.L.C.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 18,541,885
Securities purchased under agreements to resell	1,723,217,830
Securities owned, pledged	800,246,069
Receivables	210,478,420
Other assets	692,937
Total assets	$ 2,753,177,141

Liabilities and Member Equity

Liabilities	
Securities sold under agreements to repurchase	$ 1,753,345,173
Securities sold, not yet purchased	839,000,567
Accounts payable and accrued expenses	149,386,484
Total	2,741,732,224
Member equity	11,444,917
Total liabilities and member equity	$ 2,753,177,141

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rosenthal Global Securities, L.L.C. (the "Company"), a wholly owned guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent"), is a registered government securities broker-dealer and futures commission merchant engaged in the business of buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. The Company also buys and sells corporate securities.

The Company clears its U.S. Government securities and derivative transactions through its Parent, a clearing member of the Government Securities Clearing Corporation and various commodity exchanges.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, consisting of U.S. Government obligations, and open futures and options contracts, are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Agreements—The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (or resale agreements) and sales of securities sold under agreements to repurchase (repurchase agreements). Substantially all such transactions are entered into on a matched basis utilizing the same collateral and are accounted for as collateralized financing transactions. These transactions are carried at their contracted resale or repurchase amounts as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivable, and obtains additional collateral as appropriate.

Income Taxes—No provision has been made for income taxes as the taxable income of the Company is included in the federal and state income tax returns of the Parent.

Note 2 Fair Value of Financial Instruments

All of the Company's assets and liabilities are considered financial instruments and are reflected at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Resale and repurchase agreements are carried at contract values that are substantially equal to the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements.

Note 3 Receivables and Payables

Receivables and accounts payable and accrued expenses at December 31, 2003 consist of:

	Receivables	Payables
Clearing brokers	$ 9,870,485	$ 1,078,545
Fails to deliver/receive	128,992,938	127,422,281
Traders		20,676,959
Net receivable from/payable to broker-dealers for unsettled securities transactions	71,614,997	
Other		208,699
Total	$ 210,478,420	$ 149,386,484

Note 4 Related-Party Transactions

During the year ended December 31, 2003, the Company paid for commission services provided by the Parent. The Company pays for margin deposited by the Parent at the Government Securities Clearing Corporation and certain exchanges. At December 31, 2003, receivables from clearing brokers include balances due from the Parent of $7,335,142.

Eligible employees of the Company may participate in the 401(k) plan of the Parent.

Note 5 Collateral

At December 31, 2003, the Company has obtained collateral under resale agreements with a fair value of approximately $1,723,218,000 that the Company is permitted by contract or custom to repledge or sell. Substantially all such collateral has been repledged under repurchase agreements or sold and carried as securities sold, not yet purchased.

Substantially all securities owned have been pledged as collateral under repurchase agreements or delivered against securities sold, not yet purchased.

Note 6 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk and Concentration of Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. Repurchase and resale activities are transacted under master repurchase agreements that, in certain circumstances, provide protection in the event of default. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirements (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equal to the greater of $250,000, 6-2/3 percent of "aggregate indebtedness," or 4 percent of "funds required to be segregated for the net capital computation," as these terms are defined. Net capital changes from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $8,065,000 and $1,464,000, respectively. The minimum capital requirements may effectively restrict withdrawals by the member.